Exhibit 3.2

CERTIFICATE OF AMENDMENT

OF

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

AMERISOURCEBERGEN CORPORATION

AmerisourceBergen Corporation, a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “DGCL”),

DOES HEREBY CERTIFY:

FIRST: That the Board of Directors of AmerisourceBergen Corporation (the “Corporation”), by unanimous written consent filed with the minutes of the Board of Directors, duly adopted a resolution to amend the Amended and Restated Certificate of Incorporation of the Corporation (the “Certificate”) and directed that said amendment be submitted to the stockholders of the Corporation for consideration. The resolution proposed that the Certificate be amended to increase the number of shares of common stock that the Corporation is authorized to issue from 300,000,000 to 600,000,000 shares.

SECOND: That thereafter, the holders of a majority of the outstanding stock of the Corporation entitled to vote thereon approved the amendment at the annual meeting of the Corporation’s stockholders.

THIRD: That Section 4.01 of the Corporation’s Certificate shall be deleted in its entirety and the following new Section 4.01 shall be inserted in its place:

Section 4.01 Authorized Capital . The aggregate number of shares of stock which the Corporation shall have authority to issue is 610,000,000 shares, divided into two (2) classes consisting of 600,000,000 shares of Common Stock, par value $0.01 per share (the “Common Stock”) and 10,000,000 shares of Preferred Stock, par value $0.01 per share (the “Preferred Stock”).

FOURTH: That said amendment was duly adopted in accordance with the provisions of Section 242 of the DGCL.

IN WITNESS WHEREOF, AmerisourceBergen Corporation has caused this certificate to be signed by R. David Yost, its Chief Executive Officer, this 9th day of February, 2006.

AMERISOURCEBERGEN CORPORATION

By:	/s/ R. David Yost
R. David Yost Chief Executive Officer